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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2008

                          Commission File No. 000-30752


                              AETERNA ZENTARIS INC.
                      -------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                 Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

1. Press Release dated August 12, 2008: AEterna Zentaris Reports Second Quarter 2008 Financial and Operating Results

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881
www.aezsinc.com

                                                           PRESS RELEASE
                                                           For immediate release

AETERNA ZENTARIS REPORTS SECOND QUARTER 2008 FINANCIAL AND OPERATING RESULTS

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, AUGUST 12, 2008 - AEterna Zentaris Inc. (NASDAQ: AEZS, TSX:
AEZ), a global biopharmaceutical company focused on endocrinology and oncology, today reported financial and operating results for the second quarter ended June 30, 2008.

SECOND QUARTER 2008 HIGHLIGHTS

   -   Advancement of cetrorelix Phase 3 program in BPH;
          -   First efficacy trial: patient enrollment completed;
          - Second efficacy trial: patient enrollment ongoing / completion planned for third quarter of 2008 remains on target;
          -   Safety trial: first patient dosing initiated.

   -   Completion of sale of Quebec City building for $7.1 million.

Juergen Ernst, Chairman, Interim President and CEO at AEterna Zentaris commented, "During the quarter, we achieved our key objectives as our Phase 3 program in BPH with our lead compound cetrorelix met all recruitment goals and remains on track, with first results expected in the third quarter of 2009. Furthermore, we monetized our Quebec City building which provided additional non-dilutive funding. Over the next few months, we will focus on advancing our Phase 3 program in BPH with cetrorelix, while we endeavour to conclude additional non-dilutive transactions and strategic partnerships."

CONSOLIDATED RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2008

CONSOLIDATED SALES AND ROYALTIES increased to $8.2 million for the three-month period ended June 30, 2008, compared to $7.7 million for the same period in 2007. The increase in sales and royalties for the three-month period ended June 30, 2008 is related primarily to additional sales of Cetrotide(R), partly offset by the exclusion of sales from Impavido(R) in the second quarter of 2008.

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                                                         [AETERNA ZENTARIS LOGO]

LICENSE FEES REVENUES decreased to $2.2 million for the three-month period ended June 30, 2008, compared to $3.9 million for the same period in 2007. The decrease for the three-month period ended June 30, 2008, is mainly attributable to the termination of the Company's licensing agreement with Solvay in 2007, which triggered additional amortization of upfront payments in the second quarter of 2007.

CONSOLIDATED R&D COSTS, NET OF TAX CREDITS AND GRANTS were $17.3 million for the three-month period ended June 30, 2008 compared to $7.8 million for the same period in 2007. Additional R&D expenses for the three-month period ended June 30, 2008, are mainly related to the advancement of our Phase 3 program in BPH with our lead product, cetrorelix.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES were $6.6 million for the three-month period ended June 30, 2008 compared to $4.5 million for the same period in 2007. The increase in SG&A expenses for the three-month period ended June 30, 2008 is primarily due to non-recurring corporate expenses related to organizational changes, including severance paid to the former President and CEO as well as to the Senior Vice President and CBO that were implemented in the second quarter of 2008.

CONSOLIDATED NET LOSS for the three-month period ended June 30, 2008 was $20.6 million or $0.39 per basic and diluted share, compared to $4.8 million or $0.09 per basic and diluted share for the same period in 2007. The increase in net loss for the three-month period ended June 30, 2008, compared to the same period in 2007, is primarily attributable to the increased R&D costs related to the advancement of cetrorelix into our Phase 3 program for the treatment of BPH and non-recurring SG&A corporate costs.

The consolidated cash and short-term investments were $24.8 million as at June 30, 2008.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 4:30 p.m. Eastern Time today, Tuesday, August 12, to discuss second quarter 2008 results. To participate in the live conference call by telephone, please dial 416-644-3430, 514-807-8791 or 800-814-4862. Individuals interested in listening to the conference call on the Internet may do so by visiting www.aezsinc.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization.

News releases and additional information are available at www.aezsinc.com.

                                                                               2
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                                                         [AETERNA ZENTARIS LOGO]

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except if we are requested by a governmental authority or applicable law.

CONTACTS

INVESTOR RELATIONS                                    MEDIA RELATIONS
Dennis Turpin, CA                                     Paul Burroughs
Senior Vice President and Chief Financial Officer     Director of Communications
(908) 626-5503                                        (418) 652-8525 ext. 406
dturpin@aezsinc.com                                   pburroughs@aezsinc.com

                                      -30-

ATTACHMENT: Financial summary

                                                                               3
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                                                         [AETERNA ZENTARIS LOGO]

(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
CONSOLIDATED RESULTS                                               JUNE 30,                           JUNE 30,
UNAUDITED                                                    2008             2007             2008            2007
==========================================================================================================================
                                                              $                $                $               $
REVENUES
Sales and royalties                                            8,250            7,698           16,192           15,020
License fees                                                   2,207            3,853            4,013            5,765
--------------------------------------------------------------------------------------------------------------------------
                                                              10,457           11,551           20,205           20,785
--------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                  4,758            3,075            9,362            6,385
R&D costs, net of tax credits and grants                      17,345            7,815           31,034           15,722
Selling, general and administrative                            6,606            4,517           11,010            9,410
Depreciation and amortization
   Property, plant and equipment                                 397              392              766              757
   Intangible assets                                             876              928            1,716            1,990
--------------------------------------------------------------------------------------------------------------------------
                                                              29,982           16,727           53,888           34,264
--------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                         (19,525)          (5,176)         (33,683)         (13,479)

OTHER REVENUES (EXPENSES)
Interest income                                                  311              300              588              875
Interest expense                                                 (53)             (53)             (68)             (53)
Foreign exchange (loss) gain                                    (502)            (637)           1,753             (596)
Loss on disposal of long-lived assets held for sale             (810)               -              (35)               -
--------------------------------------------------------------------------------------------------------------------------
                                                              (1,054)            (390)           2,238              226
--------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                     (20,579)          (5,566)         (31,445)         (13,253)
INCOME TAX RECOVERY                                                -              731                -            3,275
--------------------------------------------------------------------------------------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS                          (20,579)          (4,835)         (31,445)          (9,978)
NET (LOSS) EARNINGS FROM DISCONTINUED OPERATIONS                   -              (11)               -               22
--------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                      (20,579)          (4,846)         (31,445)          (9,956)
==========================================================================================================================

NET LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                                         (0.39)           (0.09)           (0.59)           (0.19)
==========================================================================================================================

NET LOSS PER SHARE
     Basic and diluted                                         (0.39)           (0.09)           (0.59)           (0.19)
==========================================================================================================================

WEIGHTED AVERAGE NUMBER OF SHARES

Basic and diluted                                         53,187,470       53,179,470       53,187,470       53,179,470

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                                                         [AETERNA ZENTARIS LOGO]

(IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS                                             JUNE 30,           December 31,
UNAUDITED                                                                 2008                2007
------------------------------------------------------------------------------------------------------------
                                                                           $                   $
Cash and short-term investments                                           24,827               41,387
Other current assets                                                      18,018               18,193
                                                                  ------------------------------------------
                                                                          42,845               59,580
Long-term assets                                                          52,704               63,783
                                                                  ------------------------------------------
Total assets                                                              95,549              123,363
                                                                  ==========================================

Current liabilities                                                       24,046               22,255
Deferred revenues                                                          3,112                3,333
Long-term payable                                                            235                    -
Employee future benefits                                                  10,337                9,184
                                                                  ------------------------------------------
                                                                          37,730               34,772
Shareholders' equity                                                      57,819               88,591
                                                                  ------------------------------------------
Total liabilities and shareholders' equity                                95,549              123,363
                                                                  ==========================================

                                                                               5
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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              AETERNA ZENTARIS INC.


Date: August 13, 2008         By: /s/Dennis Turpin
---------------------             ----------------------------------------------
                                  Dennis Turpin
                                  Senior Vice President, Chief Financial Officer